

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2016

Mail Stop 4631

Mr. Edward Bernstein
Chief Executive Officer and Interim Chief Financial Officer
Andalay Solar, Inc.
48900 Milmont Drive
Freemont, CA 94538

> **RE:**   **Andalay Solar, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed April 15, 2015**
> **File No. 1-33695**

Dear Mr. Bernstein:

We issued a comment to Mr. Steven Chan on the above captioned filing on November 5, 2015. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by January 29, 2016.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me, at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction